May 6, 2009
BY HAND AND BY EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

RE:	DigitalGlobe, Inc.
Registration Statement on Form S-1 (File No. 333-150235)
Dear Mr. Spirgel:
     On behalf of DigitalGlobe, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 6 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 5 to the Registration Statement on Form S-1 filed with the Commission on April 29, 2009.
     The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 1, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Securities and Exchange Commission
May 6, 2009

Management’s Discussion and Analysis, page 30
Liquidity and Capital Resources, page 38
1.	We note that you incurred additional indebtedness which was significantly higher than the previously outstanding amounts under your senior subordinated notes and senior credit facility. Please provide pro forma financial information reflecting the impact of the transaction on your financial statements. Refer to Rule 11-01(a)(8) of Regulation S-X. Discuss the impact of the increased amount of indebtedness on your liquidity and capital resources.
     As discussed with the Staff on May 5, 2009, the Company has evaluated the issuance of its senior secured notes in light of the requirements of Rule 11-01(a)(8) of Regulation S-X and has concluded that no pro forma financial information is required. The disclosure with respect to the Company’s liquidity and capital resources on pages 41 and 42 has been revised in response to the Staff’s Comment.
Principal and Selling Stockholders, page 87
2.	With respect to each entity identified as a selling stockholder, please identify the person or persons who have voting or dispositive power over the shares owned by such entity. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regskinterp.htm.
     The disclosure on pages 90 through 92 has been revised in response to the Staff’s Comment.
3.	Please refer to comment 56 in our letter dated May 14, 2008. Please update your disclosure regarding your selling stockholders to provide the disclosure requested by that comment, or confirm in your response letter that no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.
     The Company confirms that certain of the selling stockholders are affiliates of broker-dealers and all such selling stockholders acquired the shares of common stock to be sold in the offering in the ordinary course of their respective businesses and at the time of acquisition of such shares, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The disclosure on page 105 has been revised accordingly.
Part II. Information Not Required In Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-2
4.	We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or

Securities and Exchange Commission
May 6, 2009

investor use of that information, may not be sufficient when you are aware of material contradictory information. Please revise your disclosure to include a clear statement of the company’s disclosure obligations with respect material contradictory information. In addition, please remove the clause that states that the representations and warranties in the agreements “may be qualified by disclosures that were made to the other parties in connection with the negotiation of the applicable agreements, which disclosures are not necessarily reflected in the agreement or included as exhibits.” The company’s obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit to the registration statement.
Furthermore, please revise to remove any potential implication that the information in agreements does not constitute public disclosure under the federal securities laws. In this regard, we note your statement that the information in agreements “should not be relied on by any person other than the parties thereto in accordance with their terms.”
     In response to the Staff’s Comment, the Company has removed the cautionary language from page II-2 and the exhibit index.
* * * * *
     Please contact the undersigned at (212) 735-4112 or Courtney A. Dinsmore at (212) 735-3766 should you require further information or have any questions.

Very truly yours, /s/ Richard B. Aftanas Richard B. Aftanas

Securities and Exchange Commission
May 6, 2009

cc:	J. Alison Alfers
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

John Harrington, Attorney-Adviser
Kathleen Krebs, Special Counsel
Kathryn Jacobson, Staff Accountant
Kyle Moffatt, Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Richard D. Truesdell, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Courtney A. Dinsmore
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY, 10036